FORM N-8F

I. General Identifying Information
1. Abandonment of Registration
2. Black Holocaust Inc.
3. File No.: 811-23252
4. Initial Apllication
5. 1610 Charlotte Dr, Little Rock, AR 72204
6. Dedrick Logan
1610 charlotte Dr, Little Rock, AR 72204
501-563-3094
7. Dedrick Logan
1610 Charlotte Dr, Little  Rock, AR 72204
501-563-3094
8. Management Company
9. Open-end
10. Arkansas
11. Dedrick Logan (Same Address)
12. n/a
13. n/a
14. no
15. no
24. no
25. no

The undersigned states
that (i) he or she has
executed this Form
 N-8F application for
an order under
section 8(f) of the
Investment Company
 Act of 1940 on behalf
 of Black Holocaust Inc.,
 (ii) he or she is the Founder/President
of Black Holocaust
Inc., and( iii) all
actions by shareholders,
directors, and any
other body necessary
to authorize the
undersigned to execute
and file this Form N-8F
 application have been
taken. The undersigned
also states that the facts
set forth in this Form
 N-8F application are
 true to the best of his
or her knowledge,
information, and belief.

Dedrick Logan